**Exhibit 99**

# NEWS RELEASE

**CONTACT:**
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

## STAGE STORES TO PRESENT AT THE BEAR STEARNS 13TH ANNUAL RETAIL, RESTAURANTS & CONSUMER CONFERENCE

HOUSTON, TX, February 20, 2007 - Stage Stores, Inc. (NYSE: SSI) announced today that it will make a presentation at the Bear Stearns 13th Annual Retail, Restaurants & Consumer Conference on Tuesday, February 27, 2007, at 1:30 p.m. Eastern Time. The conference is being held at the Bear Stearns World Headquarters in New York City.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's web site at <u>www.stagestores.com</u> and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available online for approximately 30 days.

The Company noted that the PowerPoint presentation that management will use at the Bear Stearns Conference will be available for viewing in the Investor Relations section of the Company's web site prior to the start of their presentation.

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 655 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at <u>www.stagestores.com</u>.

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